October 2, 2015

By Hand and EDGAR

United States Securities and Exchange Commission,

        Division of Corporation Finance,

                100 F Street N.E.,

                        Washington, D.C. 20549.

Attention:  Laura Nicholson, Special Counsel

Re:	New Business Netherlands N.V.
Amendment No. 2 to Registration Statement on
Form F-1 (File No. 333-205804)

Dear Ms. Nicholson:

On behalf of our client, New Business Netherlands N.V. (the “Registrant”), we are writing to respond to the letter, dated September 30, 2015, from the Staff of the Securities and Exchange Commission regarding the above-referenced amendment to the registration statement on Form F-1 (the “Amended Registration Statement”) that was filed on September 22, 2015.

Capitalized terms used but not otherwise defined in this letter are used with the meanings assigned to them in the Amended Registration Statement.

In response to a number of comments, the Registrant is proposing to change or supplement the disclosures in the Amended Registration Statement. It is doing so in order to address the Staff’s views in a constructive manner and not because the Registrant believes its prior filings were deficient or inaccurate in any respect. Accordingly, any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

The Registrant has also indicated in a number of its responses that it believes no change in disclosure is appropriate, and this response letter seeks to explain the reasons for this view. The Registrant understands that the Staff’s comments, even where the Staff requests or suggests a disclosure change, are based on the Staff’s understanding of information available to it, which may be less complete than the information available to the Registrant. Accordingly, the Registrant understands that those Staff comments may be withdrawn or modified based on the additional explanation or information provided by the Registrant. Of course, the Registrant would be pleased to respond by telephone or in further correspondence to any further comments that the Staff may have.

Securities and Exchange Commission October 2, 2015

General

1.	We are considering your response to our prior comment 1, and may have further comment. Please also provide your analysis as to whether the issuance of shares of FE New to the holders of FCA’s mandatory convertible securities will impact the pro rata nature of the demergers.

Response:

The Registrant respectfully advises the Staff that the issuance of shares of FE New to the holders of FCA’s mandatory convertible securities (the “MCS”) does not impact the pro rata nature of the demergers to the common shareholders of FCA so as to make the distribution of shares in the spin-off a “sale” for purposes of the Securities Act of 1933, as amended (the “Securities Act”).

Staff Legal Bulletin 4 (“SLB 4”) provides that “[w]hen the spin-off is pro rata, the parent shareholders have the same proportionate interest in the parent and the subsidiary both before and after the spin-off.”

SLB 4 elaborates on the importance and rationale for the pro rata requirement, noting that “if a spin-off is not pro rata, the shareholders’ relative interests change and some shareholders give up value for the spun-off shares”. In other words, SLB 4 imposes the pro-rata requirement because, in a distribution that is not pro rata, some shareholders may be deemed to have provided consideration for the spun-off shares and the transaction may therefore involve a “sale” of the spun-off shares by the parent within the meaning of Section 2(a)(3) of the Securities Act. In the Separation, FCA shareholders do not give up any value for the FE New shares and no “sale” of the FE New shares is involved.

In this case, the holders of FCA common shares will have the same proportionate interest in the Ferrari business immediately before and after the Separation. Immediately before the Separation, FCA common shareholders will hold an equity interest in the Ferrari business (through their ownership interest in FCA) that is equal to 80 percent, less the entitlement of holders of the MCS to participate as equity owners in Ferrari. Immediately following the Separation, these same FCA shareholders will hold an 80% interest in the Ferrari business less the same entitlement of holders of the MCS; therefore, the relative proportion of equity in the Ferrari business held by the existing FCA shareholders will be unchanged.

Securities and Exchange Commission October 2, 2015

The issuance of spin-off shares to holders of equity and equity-like interests in a parent is not a novel set of facts. The right of holders of the MCS to receive spin-off shares in the Separation here is similar to the facts described in Digital Commerce Corp, SEC Staff No-Action Letter (June 21, 2000). In the spin-off described in that letter, Digital Commerce Corporation (“Digital Commerce”), the parent company, distributed shares of its subsidiary to holders of its common stock as well as to holders of its preferred stock; the parent company also issued warrants and options to its existing warrant holders and option holders to enable such holders to purchase the same percentage interest in the spun-off company as such holders were entitled to purchase in the parent upon the exercise of such warrants and options, noting that those issuances were intended to ensure that the holders of warrants and options of the parent would not be adversely affected by the spin-off. Notwithstanding the issuance of common shares to holders of preferred stock and the issuances of instruments to warrant and option holders, counsel concluded that the distribution satisfied the pro rata requirement of SLB 4 and that following the spin-off, each holder of common stock and preferred stock of the parent would hold the same percentage interest in the subsidiary as such holder held in the parent (on a fully diluted basis) immediately prior to the spin-off.

For the reasons set forth above, the Registrant respectfully advises the Staff that FCA believes that the distribution in the Separation meets the pro rata distribution requirements of SLB 4 and therefore registration of the Separation transactions under the Securities Act of 1933, as amended, is not required. Those transactions are also not implicated by the current registration of Ferrari N.V. shares for the proposed initial public offering.

The Registrant also respectfully advises Staff that the Separation also does not involve a “sale” of the spun-off shares even if viewed solely from the perspective of a holder of the MCS. The MCS holders participate in the Separation on a pro rata basis with other holders of equity securities in FCA. Holders of the MCS will receive shares in the spun-off company and do not have a right either to opt-in or to opt-out of the distribution. Immediately after the spin-off, the MCS holders will have an equity interest in the Ferrari business, directly in the form of FE New common shares, that is equal to the equity interest they held indirectly immediately prior to the spin-off pursuant to the terms of the MCS. This feature

Securities and Exchange Commission October 2, 2015

in the MCS terms was intended to ensure that holders of FCA’s equity would continue to participate on a pro rata basis in any spin-off that FCA may implement.

Summary, page 1

Corporate Structure and Proposed Separation, page 4

2.	We note your disclosure on page 5 that you expect that Piero Ferrari and any FCA shareholders participating in FCA’s loyalty program at the completion of the Separation will receive special voting shares in connection with the Separation. Please describe or reference in this section the revised information provided on page 138 regarding the action that such FCA shareholders must take to have the loyalty program’s three-year holding period deemed to have commenced on the date of initial registration of such holder’s shares in FCA in the loyalty voting register of FCA. In the alternative, please tell us why this would not materially impact the relative voting rights of the registrant’s shareholders after the Separation.

Response:

In response to the Staff’s comment, the Registrant intends to revise the disclosure in the Amended Registration Statement as set forth in the attached changed page.

Tax Consequences, page 148

3.	We note your disclosure that no statutory, judicial or administrative authority directly discusses how a transaction such as the Separation should be treated for U.S. federal income tax and Italian income tax purposes. We also note your disclosure that the application of U.S. federal income tax laws to such transactions governed by non-U.S. corporate law is unclear. Please revise to set forth the basis for the opinions of counsel that are provided with respect to the tax consequences of the Separation for U.S. federal income tax and Italian income tax purposes.

Response:

The Registrant respectfully advises the Staff that, except as disclosed in the Amended Registration Statement, the tax consequences of the Separation are

Securities and Exchange Commission October 2, 2015

expected to be material only to FCA shareholders and not to public shareholders of the Registrant (i.e., investors in the initial public offering). Assuming the Separation is ultimately consummated, the Registrant expects that a separate Information Statement will be provided including a description of the tax consequences of the Separation to FCA shareholders.

Further, the Registrant respectfully advises the Staff that while no statutory, judicial or administrative authority directly discusses how a transaction such as the Separation should be treated for U.S. federal or Italian income tax purposes, counsel’s opinion is based on reasoned interpretations of relevant legal authorities, including reference to authorities involving transactions analogous (but not identical) to the Separation. However, given the absence of direct authority regarding transactions such as the Separation, absolute certainty regarding the tax consequences of the Separation sufficient for a “will” opinion is not possible.

The Amended Registration Statement on page 175 states that (i) the discussion under “Tax Consequences—Material United States Federal Income Tax Consequences” is based on “the Internal Revenue Code of 1986, as amended . . . its legislative history, existing and proposed regulations, published rulings and court decisions, as well as on applicable tax treaties,” all as of the date of the registration statement and (ii) the discussion under “Tax Consequences—Material Italian Income Tax Consequences” is based on “the tax laws of the Republic of Italy and case law / practice (unpublished case law / practice is not included)” as of the date of the registration statement.

In addition, in response to the Staff’s comment, the Registrant intends to amend the discussion under “Tax Consequences—Material United States Federal Income Tax Consequences—Tax Consequences of the Separation” as set forth in the attached changed page to state that (i) the First Demerger and Second Demerger are not expected to be a taxable event to the Registrant’s public shareholders because such shares are not expected to be exchanged, distributed, modified or otherwise directly affected in such demergers and (ii) the Merger is intended to qualify as a “reorganization” under Section 368(a) of the Code. The Registrant also intends to amend the discussion under “Tax Consequences—Material Italian Income Tax Consequences—Tax Consequences of the Separation” as set forth in the attached changed page to state that (i) the First Demerger and Second Demerger are not expected to be a taxable event to the Registrant’s public shareholders because such shares are not expected to be exchanged, distributed, modified or otherwise directly affected in such demergers and (ii) the Merger is intended to qualify under Article 172 of the Italian Consolidated Income Tax Act.

Securities and Exchange Commission October 2, 2015

Therefore, the Registrant respectfully submits that the disclosure in the Amendment Registration Statement and the opinions of counsel that incorporate such disclosure will indicate the basis for the opinions consistent with the requirements of Item 10.E of Form 20-F, Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin No. 19.

Further disclosure of the specific authorities upon which counsel relies to provide its tax opinions and counsel’s analysis regarding the application of such authorities would be neither customary nor meaningful for investors. The Registrant respectfully submits that a complex technical analysis of applicable legal authorities would not add to the investors’ appreciation of the tax consequences of the transactions. For this reason, opinions of counsel provided in connection with registration statements in response to the requirements of Form F-1 do not customarily include the technical analysis underlying the opinion, even when the uncertainty of a legal conclusion is disclosed.

4.	We also note your disclosure that the first demerger and second demerger “should” not be a taxable event with respect to holders of Ferrari shares. Please add risk factor disclosure for any related risks that are material. In that regard, we note that the risk factor “The Separation is generally intended to qualify as a tax-free, neutral transaction from an Italian income tax perspective...” does not specifically address any risks to the public Ferrari shareholders if the demergers were found to be a taxable event with respect to such holders

Response:

As discussed at page 18 of the Amended Registration Statement under “Tax Consequences—Material United States Federal Income Tax Consequences—Tax Consequences of the Separation,” and in the Registrant’s response to comment no. 3, above, no statutory, judicial or administrative authority directly discusses how a transaction such as the Separation should be treated for U.S. federal income tax purposes, and the application of U.S. federal income tax laws to such transactions governed by non-U.S. corporate law is not entirely clear.

Accordingly, risk factor disclosure regarding the U.S. federal income tax consequences of the Separation is included in the Amended Registration

Securities and Exchange Commission October 2, 2015

Statement under “Risk Factors—Risks Related to Taxation—The Separation is generally intended to qualify as a tax free transactions for our shareholders from a U.S. federal income tax perspective but no assurance can be given that our shareholders will receive such tax-free treatment” at page 29 of the Amended Registration Statement. Such risk factor states that no assurance can be given that the intended tax treatment will be achieved, or that shareholders (and/or persons that receive the benefit of Registrant’s common shares) will not incur substantial tax liabilities in connection with the Separation and related transactions. The risk factor also specifically discloses the possibility that a holder of the Registrant’s common shares could be required to recognize gain up to the excess of the fair market value of such shares over the holder’s adjusted basis in such shares for U.S. federal income tax purposes.

Risk factor disclosure regarding the Italian tax consequences of the Separation is included in the Amended Registration Statement under “Risk Factors—Risks Related to Taxation—The Separation is generally intended to qualify as a tax-free, neutral transaction from an Italian income tax perspective, but not assurance can be given that such tax-free treatment will be achieved” at page 29 of the Amended Registration Statement. As discussed in such risk factor and in the Registrant’s response to comment no. 3, above, no statutory, judicial or administrative authority directly discusses how a transaction such as the Separation should be treated for Italian income tax purposes, and the application of Italian income tax laws to such transactions governed by Dutch corporate law is not entirely clear. For this reason, as indicated in the Amended Registration Statement, FCA applied for an advance tax ruling with the Italian tax authorities (the “Tax Ruling”). However, the Tax Ruling has not been issued yet, and therefore risk factor disclosure was provided stating that no assurance can be given that the intended tax-free treatment will be achieved and that if the outcome of the Tax Ruling were negative, the Separation (and in particular, the First Demerger and Second Demerger) could be recast as a distribution in kind to FCA’s shareholders. However, the risk factor states that this outcome should not affect the Registrant’s public shareholders (i.e., other than FCA) who become such before the First Demerger and Second Demerger as they would not receive any share, cash or other asset as a result of the First Demerger and Second Demerger. The Registrant therefore believes that there is no material risk related to the Italian tax position of Registrant’s public shareholders who were the Registrant’s shareholders before the First Demerger and Second Demerger.

Securities and Exchange Commission October 2, 2015

The Registrant respectfully submits that the current risk factor disclosure appropriately describes the material risks if the intended tax treatment is not achieved.

The Restructuring and Separation Transactions, page 126

5.	Please briefly describe the terms of the mandatory convertible securities.

Response:

In response to the Staff’s comment, the Registrant intends to revise the disclosure in the Amended Registration Statement as set forth in the attached changed page.

6.	Please revise to disclose whether the rights of your public shareholders will change as a result of the transactions described under “The Spin-off” on pages 127 - 128, and to describe any such changes that are material.

Response:

In response to the Staff’s comment, the Registrant intends to revise the disclosure in the Amended Registration Statement as set forth in the attached changed page.

Exhibit 5.1

Scope of Inquiry

7.	Please have counsel remove Section 3.3 of Exhibit 5.1 and Section 3.2 of Exhibit 8.1, as counsel must review all documents necessary for the purpose of providing its opinion. Similarly, please have counsel remove from Section 5.2 of Exhibit 5.1 the phrase “[b]ased solely on the Excerpt and the Checks” with respect to the registrant’s valid existence.

Response:

The Registrant respectfully submits that Section 3.2 of the form of Exhibit 5.1 opinion makes clear that the searches and inquiries made are those that Dutch counsel considers necessary for the purpose of providing the opinion. Therefore, the Registrant has been advised by Dutch counsel that the phrase “[b]ased solely on the Excerpts and Checks” in Section 5.2 of Exhibit 5.1 is intended to illustrate to the reader the examination performed by counsel for the purpose of rendering

Securities and Exchange Commission October 2, 2015

the opinion but it does not improperly affect the import of the opinion. Similarly, Dutch counsel advised that, because Section 3.2 states that all necessary documents have been reviewed, the statement in Section 3.3 to the effect that counsel did not review documents referred to in the Reviewed Documents unless such referred documents are themselves listed in the scope of inquiry, does not impact the opinion.

In response to the Staff’s comment, the Registrant intends to file a revised Exhibit 8 by Dutch counsel removing Section 3.2.

Assumptions

8.	Please have counsel remove the reference to defects in the incorporation process in Section 2.1 of the Assumptions in Schedule 2 of Exhibit 5.1 as well as Sections 2.2, 2.3, 2.4 and 3.1(b) of the Assumption in Schedule 2 of Exhibit 5.1. Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19. In the alternative, please tell us why such assumptions are both necessary and appropriate.

Response:

The Registrant has been advised by Dutch counsel that such counsel believes the assumptions in Sections 2.1 to 2.4 and 3.1 of Schedule 2 of Exhibit 5.1 are appropriate for the following reasons:

•	Section 2.1. Under Dutch law, the formation process of a corporation may be vitiated in a manner that cannot be verified by counsel examining the relevant documents. For example, a defect in the notary’s powers, which may invalidate the corporate formation, would not be apparent from documents available to counsel;

•	Section 2.2. A company’s inclusion on the European anti-terrorism sanctions list may affect such company’s valid existence under Dutch law and whether a company is on the list cannot be conclusively ascertained by an examination of publicly available documents.

•	Section 2.3. The location of a company’s centre of main interest is a question of fact that counsel is not in a position to opine upon.

Securities and Exchange Commission October 2, 2015

Whether an establishment of the company has been subjected to any insolvency proceeding outside the Netherlands is also not a matter that Dutch counsel can opine upon.

•	Section 2.4. Whether the articles of the association are in force as of a particular date is a question of fact that counsel may not be able to ascertain conclusively, although counsel seeks to support this assumption through the inquiries described in the opinion;

•	Section 3.1. If a shareholders resolution is made in contravention of the articles of association it may be void or voidable. However, the observance of the articles depends on factual circumstances that counsel cannot ascertain, for example those relating to the presence of shareholders duly entitled to attend and constituting a quorum.

*        *        *         *        *

Securities and Exchange Commission October 2, 2015

The Registrant appreciates very much the Staff’s prompt and helpful review of the Registration Statement and its continued cooperation in the Registrant’s efforts to complete the proposed initial public offering on its schedule. The Registrant currently anticipates commencing marketing of the offering on October 12, 2015. In view of that schedule, on or about October 8, 2015 the Registrant anticipates providing the Staff with changed pages for the Registration Statement reflecting the price range of the offering and consequential information. Thereafter, at the close of the market on October 9, 2015, the Registrant intends to file an amendment to the Registration Statement to include the revised disclosures previously provided to the Staff and to distribute preliminary prospectuses beginning on that date.

Any questions or comments with respect to the responses may be communicated to the undersigned (tel: 212-558-3109 or email: millersc@sullcrom.com). Please send copies of any correspondence relating to this filing to me by email and facsimile (212-291-9101) with the original by mail c/o Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Very truly yours,

Scott D. Miller

cc:	Sonia Bednarowski

Claire Erlanger

Melissa Raminpour

(Securities and Exchange Commission)

Alessandro Gili

Carlo Daneo

(New Business Netherlands N.V.)

Richard K. Palmer

Giorgio Fossati

(Fiat Chrysler Automobiles N.V.)